Exhibit 99.1

Brazil Potash Announces Proposed Public Offering of Common Shares and Pre-Funded Warrants

MANAUS, Brazil, April 30, 2026 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE American: GRO), a mineral exploration and development company advancing the Autazes potash project in Amazonas State, Brazil (the “Autazes Project” or “Project”), is pleased to announce a proposed underwritten public offering of its common shares and, in lieu of common shares to investors who so choose, pre-funded warrants to purchase common shares. In addition, Brazil Potash expects to grant the underwriter a 30-day option to purchase up to an additional 15% of the securities to be sold in the proposed offering at the public offering price for the common shares, less underwriting discounts and commissions. The offering is intended to be priced in the context of the market with the price, total size and other final terms of the offering to be determined at the time of entering into an underwriting agreement for the offering. The proposed offering is subject to market and other conditions, including the entering into of a definitive underwriting agreement, and there can be no assurance as to whether or when the offering may be completed, or the actual size or terms of the proposed offering.

Canaccord Genuity is acting as the lead bookrunner for the proposed offering.

Brazil Potash intends to use the net proceeds from the proposed offering for working capital and other general corporate purposes.

The proposed offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-294964) that was declared effective by the Securities and Exchange Commission (“SEC”) on April 16, 2026. A preliminary prospectus supplement and accompanying prospectus relating to the proposed offering will be filed with the SEC and will be available for free on the SEC’s website, located at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the proposed offering may be obtained, when available, from Canaccord Genuity LLC, Attention: Syndication Department, One Post Office Square, 30th Floor, Boston, Massachusetts 02109, or by telephone at (617) 371-3900, or by email at prospectus@cgf.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction.

About Brazil Potash

Brazil Potash (NYSE American: GRO) (www.brazilpotash.com) is developing the Autazes Project to supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth, but it is vulnerable as it imported over 95% of its potash fertilizer in 2024, despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of Brazil’s largest farmers and logistical operators of agricultural products. With an initial planned annual potash production of up to 2.4 million tons per year, Brazil Potash’s management believes it could potentially supply approximately 20% of the current potash demand in Brazil. Management anticipates 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical statements of fact and statements regarding the Company’s intent, belief or expectations, including, but not limited to, statements about the Company’s expectations regarding the completion, timing and size of its public offering and the anticipated use of proceeds therefrom. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,”

“continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “may,” “goal,” “potential” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements necessarily contain these identifying words. Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering, as well as risks and uncertainties associated with the Company’s business and finances in general, including the risks and uncertainties in the section captioned “Risk Factors” in the preliminary prospectus supplement related to the proposed offering that will be filed with the SEC and the Form 20-F filed with the SEC on March 23, 2026. There can be no assurances that we will be able to complete the proposed offering on the anticipated terms, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com